UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

CROWN CRAFTS, INC.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

228309 10 0
(CUSIP NUMBER)

Charles D. Vaughn
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, N.E.
14th Floor
Atlanta, GA 30309-3964
(404) 817-6000
__________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2006
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on following pages)

Page 1 of 5 Pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Michael H. Bernstein

(2)	Check the Appropriate Box If a Member of Group	(A) [_] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 700,507

	(8)	Shared Voting Power: 65,000

	(9)	Sole Dispositive Power: 700,507

	(10)	Shared Dispositive Power: 65,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 765,507

(12)	Check Box If the Aggregate Amount in Row (11) [X] Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 8.05%

(14)	Type of Reporting Person: IN

Page 2 of 5 Pages

This Amendment No. 5 amends the Schedule 13D filed with SEC on October 16, 2003 (together with amendments thereto filed before this Amendment No. 5, the “Schedule 13D”), by Michael Bernstein and certain other persons with respect to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Crown Crafts, Inc., a Delaware corporation (the “Company”). The prior Amendment No. 4 disclosed the dissolution of the group that included Mr. Bernstein, and, accordingly, this Amendment No. 5 discloses information only about Mr. Bernstein and his beneficial ownership of Common Stock.

Item 1.    Security and Issuer.

        This statement relates to shares of the Common Stock of the Company. The Company has its principal executive offices at 916 South Burnside Avenue, Gonzales, Louisiana 70737.

Item 2.    Identity and Background.

        This statement is filed by Michael Bernstein, a U.S. citizen, whose business or residence address and present principal occupation is listed below:

Name	Address	Occupation
Michael Bernstein	2100 RiverEdge Parkway	Chairman and CEO of B.C.S.
	Suite 300	Holdings, Inc.
Atlanta, Georgia 30328

        During the past five years, Mr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        Michael Bernstein acquired the shares of Common Stock beneficially owned by him by purchases in the open market using his own personal funds, through an employee stock ownership plan, by gift and by inheritance.

Item 4.    Purpose of Transaction

        Mr. Bernstein acquired the shares of Common Stock reported in Item 5 below for his own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect. However, Mr. Bernstein has recommended, and from time to time may continue to recommend, to the Company’s management various strategies for increasing shareholder value. Among other things, Mr. Bernstein has in the past suggested that a representative of the larger shareholders of the Company be added to the Board. That suggestion was declined.

Item 5.   Interest in Securities of the Issuer

        As of August 21, 2006, Michael Bernstein beneficially owns the number of shares shown in the following table.

Page 3 of 5 Pages

	Number of Shares	Percent of
Name	Beneficially Owned	Outstanding

Michael Bernstein	765,507	8.05

        The percentages of outstanding shares of Common Stock set out above are computed based on a total of 9,505,937 shares of Common Stock outstanding as of July 2, 2006, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended June 30, 2006.

         As of August 21, 2006, Michael Bernstein beneficially owns a total of 765,507 shares of Common Stock. Mr. Bernstein has sole voting and dispositive power of 700,507 shares of Common Stock, of which 582,691 shares are held directly or in personal retirement accounts, 82,236 shares are held by a family foundation of which Mr. Bernstein is sole trustee, and 35,580 shares are held by Mr. Bernstein as the sole custodian for the benefit of his daughters. Mr. Bernstein is also a co-trustee of a trust that owns 65,000 shares of Common Stock, and Mr. Bernstein may therefore be deemed to share voting and dispositive power over those shares.

        In the past 60 calendar days, starting with the most recent date, but not including sales reported on Amendment No. 4, Mr. Bernstein has disposed of shares of common stock on the dates in open market transactions, in the amounts and for the prices shown on the following table.

Date
of Disposition	Number of Shares	Price per Share

8/02/06	1,400	2.40
8/09/06	10,500	2.42
8/17/06	64,900	3.0119
8/18/06	63,000	3.2690
8/21/06	25,000	3.48
8/21/06	1,000	3.63

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 99.1         Power of Attorney appointing Charles D. Vaughn as Attorney-in-Fact.

Page 4 of 5 Pages

     Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2006	/s/ Charles D. Vaughn
Charles D. Vaughn, Attorney-in-Fact for Michael Bernstein

Page 5 of 5 Pages